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February 6, 2023

VIA EDGAR

Nicholas Nalbantian

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Re:	OmniAb, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 5, 2023

File No. 333-268613

Dear Mr. Nalbantian:

We are in receipt of the Staff’s letter dated January 19, 2023 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of OmniAb, Inc. (“OmniAb” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

February 6, 2023

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.

We note your response to comment 3 and reissue in part. Please refer to the second paragraph and the inclusion of additional disclosure providing the share purchase prices. We note that in clause (ii) you disclose a total of 15,817,934 shares of common stock, broken down into 5,750,000 Founder Shares and 10,172,934 shares issued in the Redemption Backstop and the Forward Purchase Agreement. However, that would be a total of 15,922,934 shares of common stock rather than 15,817,934 shares of common stock, please revise to clarify this discrepancy.

OmniAb’s Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Registration Statement, including on the prospectus cover page.

*********

February 6, 2023

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush
Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Donald Field, Securities and Exchange Commission

Matthew W. Foehr, OmniAb, Inc.

Kurt Gustafson, OmniAb, Inc.

Charles Berkman, OmniAb, Inc.

R. Scott Shean, Latham & Watkins LLP